Form NT-10-KSB for FIRST CHESAPEAKE FINANCIAL CORP filed on March 30, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21912

                           NOTIFICATION OF LATE FILING

 (Check One):[X] Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

         For Period Ended:     December 31, 1999
                          ----------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Chesapeake Financial Corporation
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Full name of registrant


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Former name if applicable

12 E. Oregon Ave.
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Address of principal executive office (street and number)

Philadelphia, PA 19148
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City, state and zip code
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PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On February 4, 2000, the Company announced the closure of two unprofitable branches effective January 31, 2000, including its former wholesale mortgage banking operation. Substantial losses at these locations have required additional accounting work and has delayed completion of the Form 10-KSB for the year ended December 31, 1999. At the present time it not possible for the management and outside audit firm to adequately review and file such reports without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

              Mark E. Glatz                  215                755-5691
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                  (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

      Since the end of 1997, the Company substantially restructured its business operations. The Company filed its 10-KSB for 1998 and 10-QSB for the first quarter of 1999 on August 24, 1999 and the 10-QSB for the second quarter of 1999 on September 7, 1999. The Form 10-QSB for the period ended September 30, 1999 was filed on Decemeber 4, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     First Chesapeake Financial Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHESAPEAKE FINANCIAL CORPORATION

Date     March 30, 2000                     By:  /s/ Mark E. Glatz
     ---------------------                     --------------------------------
                                                     Mark E. Glatz
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.